UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

Health Fitness Corporation

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

42217V201

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

Page 2 of 5 Pages

1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) MANATUCK HILL PARTNERS, LLC 26-4540925
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5	Sole voting power 684,870
	6	Shared voting power 0
	7	Sole dispositive power 684,870
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 684,870
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.39%
12	Type of reporting person (see instructions) IA

Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Health Fitness Corporation (the “Issuer”)

1	(b)	Address of the Issuer’s Principal Executive Offices:

1650 W. 82nd Street, Suite 1100, Bloomington, MN 55431

Item 2	(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:

Manatuck Hill Partners, LLC 1465 Post Road East Westport, CT 06880 which is a Delaware corporation.

2	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

2	(e)	CUSIP Number:

42217V201

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

Page 4 of 5 Pages

Item 4.	Ownership:

Ownership as of December 31, 2009 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.

The number of shares reported in items (5) - (9) and (11) consists of 105,000 shares of Common Stock and 579,870 shares of Common Stock underlying warrants, in each case, held for the accounts of the Reporting Person’s clients.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person is an investment adviser acting on behalf of its clients’ accounts and, as such, has beneficial ownership of the shares which are the subject of this filing through the investment discretion the Reporting Person exercises over such accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	MANATUCK HILL PARTNERS, LLC

	By:	/S/ TOM SCALIA
	Name:	Tom Scalia
	Title:	Chief Financial Officer